June 29, 2020

VIA EDGAR

Lyn Shenk

Patrick Kuhn

Jennifer Lopez-Molina

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Trip.com Group Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed on April 9, 2020 (File No. 001-33853)

Form 6-K Filed on May 29, 2020 (File No. 001-33853)

Dear Ms. Shenk, Mr. Kuhn, Ms. Lopez-Molina and Mr. Anderegg:

This letter sets forth the Company’s response to the comments contained in the letter dated June 16, 2020 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2019 Form 20-F filed by the Company on April 9, 2020 (the “2019 20-F”). The comments are repeated below in bold and followed by the response thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2019

Operating and Financial Review and Prospects

Results of Operations

2019 compared to 2018, page 58

1.

Please revise your discussion to provide an analysis of the specific factors that impacted revenues and expenses. For example, you discuss that revenues from your accommodation reservation business increased due to your brands’ extensive reach and provision of diversified accommodation choices to prospective customers, and revenues from your transportation ticketing business increased due to an increase in demands for international air tickets and ground transportation tickets, but you do not provide an analysis as to why these factors caused revenues to increase. Refer to Section III.B.4 of SEC Release No. 33-8350 for guidance.

Please also provide a discussion of the extent to which changes in revenues are attributable to changes in prices or volume. Refer to Item 5.A of Form 20-F.

The Company respectfully advises the Staff that the factors referenced in the 2019 20-F when discussing the trends, including the accommodation reservation revenue increase and the transportation ticketing revenue increase, were part of the Company’s efforts to address prior comments of the Staff on the 2018 Form 20-F filed by the Company on March 15, 2019 (the “2018 20-F”) and to provide investors with more helpful information regarding key drivers of the Company’s results of operations.

The Company believes that a key driver that impacted its revenues and expenses is the gross merchandise value (the “GMV”) of transactions conducted on the Company’s platform, which the Company internally and informally estimates by a simple aggregation of the GMV of the various business units of the Company. While GMV is a qualitative factor that impacted the Company’s revenues and expenses, the Company is currently unable to accurately and reliably quantify GMV and its impact on the Company’s revenues and expenses for purposes of the disclosure in the Company’s annual report and other filings, because (i) the business units have varying data collection, calculation, and estimation methods; (ii) certain business units have different business models resulting in different impacts of GMV on the Company’s revenues and expenses; and (iii) such estimation does not eliminate effects from inter-company transactions. Meanwhile, the Company only views such estimation of GMV as an internal, qualitative guidance on the general trend of the Company’s businesses, and does not use it as a quantitative operating metric that the Company historically relied on and disclosed publicly. In light of the foregoing, to avoid providing quantitative information about GMV that may be unreliable or even misleading, the Company has supplemented additional qualitative information as to the extent of its brands’ reach and demands, which are factors underlying the GMV as a key driver for the Company’s revenues and expenses in the 2019 20-F, and the Company believes in good faith that such disclosure is sufficient to serve as an analysis of the specific factors that impacted revenues and expenses.

The Company further respectfully advises the Staff that the Company does not use changes in prices to analyze the trends of revenues because, given the comprehensive nature of the Company’s services, the Company maintains a significant number of arrangements with various national and local suppliers with varying pricing arrangements and varying volumes, which makes it virtually impossible or less meaningful to analyze any trends or impacts out of pricing terms for the purpose of the disclosure in the Company’s annual report and other filings. Therefore, the Company does not consider changes in prices a key driver for the revenues.

General

2.

We note your disclosure in your Form 6-K filed on May 29, 2020, discussing the expected net revenue decrease in future periods due to the continued negative impact of COVID-19. In future filings, please discuss the impact of COVID-19 on other income statement financial measures, such as cost of revenue or net income, to provide additional context for investors. In this regard, a single financial measure, such as revenue, may be considered an incomplete picture of your results of operation or financial condition.

The Company respectfully confirms to the Staff that it will duly consider the guidance released by the Securities and Exchange Commission relating to the COVID-19 circumstance and will assess and disclose any impacts caused by COVID-19 to other affected income statement financial measures in its earnings release for the second quarter of 2020 and other future filings. The Company also respectfully advises the Staff that it has already disclosed the impacts caused by COVID-19 to several income statement financial measures (including decrease in revenue and increase in expected credit losses and impairments of long-term investments) and financial condition in the Form 6-K filed on May 29, 2020, and will continue to provide a thorough picture of its results of operations or financial condition in the future.

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If you have any additional questions or comments regarding the 2019 20-F, please contact the undersigned at +86.21.3406.4880 ext. 12202. Thank you.

Very truly yours,

/s/ Cindy Xiaofan Wang
Cindy Xiaofan Wang
Chief Financial Officer and Executive Vice President
Trip.com Group Limited

cc:	James Jianzhang Liang, Executive Chairman, Trip.com Group Limited

Min Fan, Vice Chairman and President, Trip.com Group Limited

Jane Jie Sun, Chief Executive Officer and Director, Trip.com Group Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP